統一企業公司
UNI-PRESIDENT ENTERPRISES CORP.

No. 82-3424

02 AUG 19 AM 10: 09

August 13, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549, U.S.A.

[redacted]

02049364

Attention: Division of Corporation Finance
Office of International Corporate Finance

SUPPL

RE: Uni-President Enterprises Corp. (SEC File No.82-3424)
Information furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Sirs,

Pursuant to the Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act"), enclosed please find the following information:

The following reports for Uni-President Enterprises Corp.'s, one (1) for each, to the ROC SEC for submission of the followings as publicly announced in newspapers or else:

- **Monthly (From Apr. 2002 to Jun. 2002) basic data and operation statements.**
- **Monthly (From Apr. 2002 to Jun. 2002) reports on changes in shareholding and creation and release of pledges of Common Shares.**
- **Announcement of Distribution of Cash Dividend and New Share Issuance.**
- **2001 Annual Report.**
- **2001 Audited Financial Statements.**
- **2001 Consolidated Audited Financial Statements.**
- **2001 Uni-President and Subsidiaries Consolidated Audited Financial Statements.**
- **March 31, 2002 Audited Financial Statements.**

PROCESSED
AUG 21 2002
THOMSON FINANCIAL

If you have any questions with regard to this information, please feel free to contact the undersigned person (Tel: +886-6-2532121; Fax: +886-6-2541770).

Very truly yours,

dlw 8/19

Jeff Cheng
Manager
Financial Planning Division
Uni-President Enterprises Corp.

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting
acquisitions and disposals of Common Shares and changes in
creation and release of pledge of common shares in April, 2002

Date: May 10, 2002
Ref. No. Tung-Cheng(91)-Gu-910768

02 AUG 19

Changes in Creation and Release of Pledges

Title	Name	ID Number	Number of Common Shares Held Creation of Pledges at April. 2002	Year-to-Date	Pledgee	Set Date
	None					

Acquisitions and disposals of Common Shares

Title	Name	Number of Common Shares Held the date of Appointment	Mar. 2002 Ending	+/- in this month	April. 2002 Ending	Note
Director	Wu, Ying Jen	8,022,861	7,699,532	-180,000	7,519,532	sold in market
Director	Wu, Ying Jen	8,022,861	7,519,532	-278,000	7,241,532	give away
Director	San Hsin Spining	19,457,644	19,454,922	-189,000	19,265,922	
Director	Wu, Ping Chih	29,127,823	30,675,492	-600,000	30,075,492	

File No. 82-3424

UNI-PRESIDENT ENTERPRISES CORP.
Public announcement of April 2002
Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000	2002	2001	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
April	3,224,872	2,958,524	266,348	9.00
Jan. -Apr.	12,025,783	11,826,243	199,540	1.69
Operating Revenue:				
April	2,851,078	2,619,441	231,637	8.84
Jan. -Apr.	10,591,273	10,589,423	1,850	0.02

Loan to other party:	The Company	Subsidiaries
This month:	0	915,897
Last month:	0	913,671
Limit of loan to third-party:	3,000,000	14,959,906

	Increased/ Decreased Amount	Year-to-Date	Limit of Endorsement Amount
Endorsement Amount			
The Company:	-189,470	27,464,860	28,929,322
Subsidiaries:	-176,303	1,138,581	21,758,983
Endorsement Year-to-Date Balance			
The Company to Subsidiaries:	-	26,506,593	-
Subsidiaries to The Company:	-	4,000	-
Endorsement Year-to-Date Balance			
The Company to Corp. of PRC	0	0	-
Subsidiaries to Corp. of PRC	-59,397	580,059	-

UNI-PRESIDENT ENTERPRISES CORP.
Itemized Report on the Amount of Operating Revenue of April, 2002

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	839,456,000	
(2)	Animal Feeds	539,188,000	
(3)	Beverages	485,731,000	
(4)	Instant Noodles	423,500,000	
(5)	Edible Oil	220,501,000	
(6)	Bakery Products	199,820,000	
(7)	Pickles & Meats	152,493,000	
(8)	Flour	68,587,000	
(9)	Milk Powder	31,968,000	
(10)	Import Goods	26,175,000	
Others	Others	23,048,000	
minus:	Sales Discount & Return Allowance	159,389,000	
TOTAL	Total Operating Revenue	2,851,078,000	

Notes : Items are listed by descending order of monthly amount, except the others and "minus" item.

UNI-PRESIDENT ENTERPRISES CORP.
Public Announcement of April, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD146 millions
   Types of financial derivatives trading: [3]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -1 million

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of April, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 685 millions
   Types of financial derivatives trading: [2] [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -70 million

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of April, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 4,105 millions
   Types of financial derivatives trading: [2], [3], [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -81 million

PRESIDENT PHARMACEAUTICAL CORP.
Public Announcement of April, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 7 millions
   Types of financial derivatives trading: [3]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

Unit: USD 1,000

CAYMAN PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of April, 2002

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	7,326	7,326	7,326				7,326	7,326	7,326			
TOTAL	7,326	7,326	7,326				7,326	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2002. 3 is USD 15,909 thousands

Unit: USD 1,000

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD.
Balance of Third-party Loan of April, 2002

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
TOTAL	8,509	8,509	8,509				8,509	8,509	8,509			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2002. 3 is USD 142,792 thousands

Unit: USD 1,000

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of April, 2002

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Nella Ltd.	2,815	2,730	2,815		None	None	3,015	2,815	3,015		None	None
TOTAL	2,815	2,730	2,815				3,015	2,815	3,015			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2002. 3 is USD 3,177 thousands

PRESIDENT ASIAN ENTERPRISES INC.
Balance of Third-party Loan of April, 2002

Unit: CAD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Tuo Gen Enterprises (Originally named "Tu Heh")	6,285	6,285	6,285	3 Years	0~7.06%	Yes	6,285	6,285	6,285	3 Years	0~7.06%	Yes
TOTAL	6,285	6,285	6,285				6,285	6,285	6,285			

Notes : 1. Limit of third-party loan amounts : CAD 20,000 thousands
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10,000 thousands
3. Equity amounts: at the year ended 2002.3 is CAD9,975 thousands

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of April, 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
President East Co.	205	205	205	Demand Loan	6%		205	205	205	Demand Loan	6%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	245	245	245				245	245	245			

Notes : 1. Limit of third-party loan amounts : USD 4,000 thousands
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3,000 thousands
3. Equity amounts: at the year ended 2001.12 is USD 11,030 thousands

NELLA LIMITED
Balance of Third-party Loan of April, 2002

Unit: HKD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Prospect Top Developments Ltd.	25,493	25,493	25,493			None	25,493	25,493	25,493			None
Tunnel Ltd.	155	78	78			None	78	78	78			None
Fong Lien Ltd.	865	0	0			None	0	0	0			None
TOTAL	26,513	25,571	25,571				25,571	25,571	25,571			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2002. 3 is HKD 5,060 thousands

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting
acquisitions and disposals of Common Shares and changes in
creation and release of pledge of common shares in May, 2002

Date: June 14, 2002
Ref. No. Tung-Cheng(91)-Gu-911011

02 AUG 19 AM 10:09

Changes in Creation and Release of Pledges

Title	Name	ID Number	Number of Common Shares Held Creation of Pledges at May. 2002	Year-to-Date	Pledgee	Set Date
	None					

Acquisitions and disposals of Common Shares

		Number of Common Shares Held				
Title	Name	the date of Appointment	April. 2002 Ending	+/- in this month	May. 2002 Ending	Note
Chairman	Giant Attempt Ltd.	30,090,824	30,622,053	-160,000	30,462,053	
Director	Hou, Po Ming	83,101,089	88,087,154	-2,834,000	85,253,154	
Director	San Hsin Spining	19,457,644	19,265,922	-198,000	19,067,922	

UNI-PRESIDENT ENTERPRISES CORP.
Public announcement of May 2002
Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000	2002	2001	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
May	3,416,407	3,394,848	21,559	0.64
Jan. -May.	15,442,190	15,221,091	221,099	1.45
Operating Revenue:				
May	3,041,900	3,020,116	21,784	0.72
Jan. -May.	13,633,173	13,609,539	23,634	0.17

Loan to other party:	The Company	Subsidiaries
This month:	0	903,739
Last month:	0	915,897
Limit of loan to third-party:	3,000,000	15,020,848

	Increased/ Decreased Amount	Year-to-Date	Limit of Endorsement Amount
Endorsement Amount			
The Company:	-1,061,813	26,403,046	28,929,322
Subsidiaries:	216,773	1,355,355	21,427,851
Endorsement Year-to-Date Balance			
The Company to Subsidiaries:	-	25,502,607	-
Subsidiaries to The Company:	-	4,000	-
Endorsement Year-to-Date Balance			
The Company to Corp. of PRC	0	0	-
Subsidiaries to Corp. of PRC	207,978	788,037	-

UNI-PRESIDENT ENTERPRISES CORP.
Itemized Report on the Amount of Operating Revenue of May, 2002

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	939,950,000	
(2)	Animal Feeds	579,900,000	
(3)	Beverages	536,033,000	
(4)	Instant Noodles	434,989,000	
(5)	Bakery Products	208,390,000	
(6)	Edible Oil	188,105,000	
(7)	Pickles & Meats	166,746,000	
(8)	Flour	70,595,000	
(9)	Milk Powder	35,966,000	
(10)	Import Goods	16,526,000	
Others	Others	28,986,000	
minus:	Sales Discount & Return Allowance	164,286,000	
TOTAL	Total Operating Revenue	3,041,900,000	

Notes : Items are listed by descending order of monthly amount, except the others and"minus" item.

UNI-PRESIDENT ENTERPRISES CORP.
Public Announcement of May, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD44 millions
   Types of financial derivatives trading: [3]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -1 million

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of May, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 674 millions
   Types of financial derivatives trading: [2] [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -28 million

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of May, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 3,696 millions
   Types of financial derivatives trading: [2], [3], [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -84 million

PRESIDENT PHARMACEAUTICAL CORP.
Public Announcement of April, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 3 millions
   Types of financial derivatives trading: [3]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

CAYMAN PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of May, 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	7,326	7,326	7,326				7,326	7,326	7,326			
TOTAL	7,326	7,326	7,326				7,326	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001.12 is USD 14,301 thousands

Unit: USD 1,000

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD.
Balance of Third-party Loan of May, 2002

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
TOTAL	8,509	8,509	8,509				8,509	8,509	8,509			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 12 is USD 145,073 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of May, 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Nella Ltd.	3,015	2,815	3,015		None	None	3,015	3,015	3,015		None	None
TOTAL	3,015	2,815	3,015				3,015	3,015	3,015			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2001. 12 is USD 3,150 thousands

PRESIDENT ASIAN ENTERPRISES INC.
Balance of Third-party Loan of May, 2002

Unit: CAD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Tuo Gen Enterprises (Originally named "Tu Heh")	6,285	6,285	6,285	3 Years	0~7.06%	Yes	6,285	6,285	6,285	3 Years	0~7.06%	Yes
TOTAL	6,285	6,285	6,285				6,285	6,285	6,285			

Notes : 1. Limit of third-party loan amounts : CAD 20,000 thousands
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10,000 thousands
3. Equity amounts: at the year ended 2001.12 is CAD1,483 thousands

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of May, 2002

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
President East Co.	205	205	205	Demand Loan	6%		205	205	205	Demand Loan	6%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	245	245	245				245	245	245			

Notes : 1. Limit of third-party loan amounts : USD 4,000 thousands
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3,000 thousands
3. Equity amounts: at the year ended 2001.12 is USD 11,030 thousands

NELLA LIMITED
Balance of Third-party Loan of May, 2002

Unit: HKD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Prospect Top Developments Ltd.	25,493	25,493	25,493			None	25,493	25,493	25,493			None
Tunnel Ltd.	78	78	78			None	78	78	78			None
TOTAL	25,571	25,571	25,571				25,571	25,571	25,571			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2001. 12 is HKD -3,352 thousands

KAI YU Investment Co.,Ltd
Balance of Third-party Loan of May, 2002

Unit: NTD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Kai Nan investment Co.,Ltd.	0	0	0			None	800	0	800			None
						None						None
						None						None
TOTAL	0	0	0				800	0	800			

Notes : 1. Limit of third-party loan amounts : NTD 295 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 37millions
3. Equity amounts: at the year ended 2001. 12 is NTD737,940 thousands

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting
acquisitions and disposals of Common Shares and changes in
creation and release of pledge of common shares in June, 2002

Date: July 15, 2002
Ref. No. Tung-Cheng(91)-Gu-911220

02 AUG 19 AM 10: 09

Changes in Creation and Release of Pledges

Title	Name	ID Number	Number of Common Shares Held Creation of Pledges at June. 2002	Year-to-Date	Pledgee	Set Date
Director	San Hsin Spining	730041864	2,000,000	15,000,000	IFBC, Tainan Branch	June.03.2002

Acquisitions and disposals of Common Shares

		Number of Common Shares Held				
Title	Name	the date of Appointment	May. 2002 Ending	+/- in this month	June. 2002 Ending	Note
Chairman	Giant Attempt Ltd.	30,090,824	30,462,053	-200,000	30,262,053	
Director	Hou, Po Ming	83,101,089	85,253,154	-575,000	84,678,154	
Director	San Hsin Spining	19,457,644	19,067,922	-180,000	18,887,922	
Supervisor	Chen, Kao Keng	26,542,935	28,135,511	-500,000	27,635,511	
Vice President	Hung, Pao Chau		11,035	5,000	16,035	

File No. 82-3424

UNI-PRESIDENT ENTERPRISES CORP.
Public announcement of June 2002
Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000	2002	2001	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
June	3,249,473	3,449,239	-199,766	-5.79
Jan. -June.	18,691,663	18,670,330	21,333	0.11
Operating Revenue:				
June	2,954,347	2,947,509	6,838	0.23
Jan. -June.	16,587,520	16,557,048	30,472	0.18

Loan to other party:	The Company	Subsidiaries
This month:	0	921,610
Last month:	0	903,739
Limit of loan to third-party:	3,000,000	14,780,608

	Increased/ Decreased Amount	Year-to-Date	Limit of Endorsement Amount
Endorsement Amount			
The Company:	-1,394,894	25,008,152	41,327,603
Subsidiaries:	42,974	1,398,329	21,278,492
Endorsement Year-to-Date Balance			
The Company to Subsidiaries:	-	24,107,713	-
Subsidiaries to The Company:	-	4,000	-
Endorsement Year-to-Date Balance			
The Company to Corp. of PRC	0	0	-
Subsidiaries to Corp. of PRC	41,627	829,664	-

UNI-PRESIDENT ENTERPRISES CORP.
Itemized Report on the Amount of Operating Revenue of June, 2002

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	965,013,000	
(2)	Beverages	530,807,000	
(3)	Animal Feeds	520,712,000	
(4)	Instant Noodles	411,662,000	
(5)	Edible Oil	197,638,000	
(6)	Bakery Products	191,299,000	
(7)	Pickles & Meats	166,316,000	
(8)	Flour	62,088,000	
(9)	Milk Powder	33,790,000	
(10)	Import Goods	21,532,000	
Others	Others	23,074,000	
minus:	Sales Discount & Return Allowance	169,584,000	
TOTAL	Total Operating Revenue	2,954,347,000	

Notes : Items are listed by descending order of monthly amount, except the others and "minus" item.

UNI-PRESIDENT ENTERPRISES CORP.
Public Announcement of June, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: None
   Types of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of June, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 662 millions
   Types of financial derivatives trading: [2] [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -40 million

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of June, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 3,633 millions
   Types of financial derivatives trading: [2], [3], [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -94 million

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Public Announcement of June, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD1,354 millions
   Types of financial derivatives trading: [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD 20 millions

PRESIDENT PHARMACEAUTICAL CORP.
Public Announcement of June, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 2 millions
   Types of financial derivatives trading: [3]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

Unit: USD 1,000

CAYMAN PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of June, 2002

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	7,326	7,326	7,326				7,326	7,326	7,326			
TOTAL	7,326	7,326	7,326				7,326	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001.12 is USD 14,301 thousands

Unit: USD 1,000

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD.
Balance of Third-party Loan of June, 2002

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
TOTAL	8,509	8,509	8,509				8,509	8,509	8,509			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 12 is USD 145,073 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of June, 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Nella Ltd.	3,015	3,015	3,015		None	None	3,015	3,015	3,015		None	None
TOTAL	3,015	3,015	3,015				3,015	3,015	3,015			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2001. 12 is USD 3,150 thousands

PRESIDENT ASIAN ENTERPRISES INC.
Balance of Third-party Loan of June, 2002

Unit: CAD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Tuo Gen Enterprises (Originally named "Tu Heh")	6,285	6,285	6,285	3 Years	0~7.06%	Yes	6,285	6,285	6,285	3 Years	0~7.06%	Yes
TOTAL	6,285	6,285	6,285				6,285	6,285	6,285			

Notes : 1. Limit of third-party loan amounts : CAD 20 million
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10 million
3. Equity amounts: at the year ended 2001.12 is CAD1,483 thousands

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of June, 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
President East Co.	205	205	205	Demand Loan	6%		205	205	205	Demand Loan	6%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	245	245	245				245	245	245			

Notes : 1. Limit of third-party loan amounts : USD4million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3 million
3. Equity amounts: at the year ended 2001.12 is USD 11,030 thousands

NELLA LIMITED
Balance of Third-party Loan of June, 2002

Unit: HKD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	25,493	25,493	25,493			None	25,493	25,493	25,493	5 years	7%	None
Tunnel Ltd.	78	78	78			None	78	78	78			None
TOTAL	25,571	25,571	25,571				25,571	25,571	25,571			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2001. 12 is HKD -3,352 thousands

RFM President Enterprises Corp.
Balance of Third-party Loan of June, 2002

Unit: PESO 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
RFM President Land Corp.	0	0	0			None	45,650	45,650	45,650	5years		None
						None						None
						None						None
TOTAL	0	0	0				45,650	45,650	45,650			

Notes : 1. Limit of third-party loan amounts : 40% of the company's net worth
2. Limit of third-party loan amounts offered solely to an enterprise: PESO 80 millions
3. Equity amounts: at the year ended 2001. 12 is PESO 171,591 thousands

UE AUG 19 AM 10: 09

Announcement of Distribution of Cash Dividend and New Share Issuance

Date: July 26, 2002 Ref. No. (91) Tung-Dsung-91419

A. Public notice of Uni-President Enterprises Corp. (thereafter "the Company") announcing the distribution of cash dividend, NT$ 0.6 per Common Share from retained earning NT$ 2,005,191,720. Also retained earning NT$ 1,002,596,000 is capitalized into 100,259,600 common shares, Par Value is NT$ 10 per share. All these were approved by the June 28, 2002 shareholders' meeting and pursuant to the official letter of approval with Ref. No. (91)Tai-Tsai-Gen-Tze(1)0910138403by the ROC SEC, which is dated July 11, 2002.

B. According to the Company Law of the ROC No.273 Section 2, other related issues are announced as follows:

1. Company Name: Uni-President Enterprises Corporation.
2. Scope of business:

1) manufacture, processing and sale of flour, barley (buckwheat, oats, rye), rice noodles, blended and other kind of feed (including feed supplements), bottles as containers, bean milk, bean powder (flakes), soy milk, fresh milk, cheese, beverages (including bottled drinking water and mineral water), miso, ice products, meat products and all kinds of dairy products, flour products, frozen flour dough, bean stuffing, low calorie foods and sugar substitutes (added artificial sweetener);
2) manufacture, processing, sale, import and export of all kinds of edible oils, vegetable oil powder, oatmeal (flakes, powder and grain), fat, chemicals and material or, by-products thereof, tomato juice, soy sauce, pickles, vinegar, condiments, soy-based sauce and marinade products, MSG & by –products, yeast and starch;
3) sale and processing of milk powder and rice; and warehousing;
4) processing and sale of all kinds of vegetables and fruits (excluding those frozen and dehydrated);
5) investment in or operation of business relating to manufacture and sale of flour, barley, feed and other businesses which are advantageous to the manufacture and sale of these products or special development businesses encouraged by the government;
6) manufacture and sale of corn powder;
7) manufacture, processing and sale of liquid crystal semi-conductors, electronic data processing equipment, microwave stoves, antennae and video tape recorders and players;
8) manufacture, processing and sale of electronic meters, electronic fire alarms and burglar alarms;
9) manufacture, processing and sale of equipment for the absorption, conversion and storage of solar energy;
10) manufacture, processing and sale of electronic gas and chemicals;
11) manufacture, processing and sale of software & hardware systems, components and materials

in connection with all the products provided for in paragraphs 7), 8), 9) and 10) above;

12) processing and sale of beans;
13) sales of canned coffee, soda, fruit juice, canned drinks and snacks;
14) import, export, sale, repair and maintenance of various automatic vending machines and the components and parts thereof;
15) packaging and refrigeration of the aforesaid commodities;
16) agency for overseas and domestic manufacturers;
17) manufacture, processing and sale of frozen foods (excluding frozen fish, prawns and meat);
18) leasing of freezers;
19) import and sale of beer, grape wine, light wine, liquor and other alcoholic beverages;
20) import and sale of cigarettes and tobacco products;
21) manufacture, processing sale import and export of germ-free food products, spaghetti, western noodles and canned food;
22) cultivation and trading of water vegetables;
23) cultivation and trading of various agricultural products;
24) processing, import and export of grains, soy (corn, wheat, barley, oat (buckwheat, rye), rice potato, soybean, etc.) and snacks;
25) manufacture, design and trading of food and feed stuff machinery;
26) processing and sale of fructose products;
27) operating restaurants;
28) processing and sale of all kinds packaging tea leaves (including tea bags), tea powder, and liquefied tea;
29) import and export trading of all the above-mentioned products;
30) sales of pet supplies;
31) pig, chicken, and cattle farming and related businesses;
32) merchandise classification and processing;
33) C104020 baking related businesses;
34) F203010 food and beverage retail business;
35) F501030 beverage store business;
36) F102160 auxiliary food wholesales;
37) F107990 other chemical products wholesale;
38) F207990 other chemical products sales;
39) C802090 cleaning products manufacturing;
40) F401010 international trade business;
41) Except above-mentioned business, others legal business operations are also allowed by law of R.O.C.

3. Currently shares and amount listed: 3,341,986,200 Common Shares, with par value NT $ 10 per share, in an aggregate amount of NT $ 33,419,862,000.
4. Location of Company: 301 Chung-Cheng Road, Yung-Kang City, Tainan Hsien 710, TAIWAN, ROC.

5. Term of Office for the Board of Directors and Supervisors: there are 11 Directors and 2 Supervisors, term of office for both is 3 years and can be re-elected.
6. The set date of Articles of Incorporation: June 27, 1967
7. Amount and Terms of this New Shares Issuance:
   1) 100,259,600 Common Shares are newly issued, with par value NT$ 10 per share, brings total numbers of newly issued shares into 3,442,245,800 shares in an aggregate amount of NT $34,422,458,000.
   2) These newly issued shares will be distributed to shareholders, who are actually listed in the Company Shareholders List as the shareholding-to-total-common-shares ratio as of the delivery date. Holders of every 1,000 issued and outstanding Common Shares are entitled to receive 30 new common shares from retained earnings. The share less than 1 share had to be pieced together by shareholder within 5 days after the commencing date (but the amount of the share is more than NT$ 10 will be pieced together automatically by computer). According to the Company Law No.240, after the commencing date, the share less than 1 share will be distributed in cash in unit of NT$1. After such distribution, the Company's Employee Benefit Commission will purchase all remaining common share(s) at par, if any.
   3) The right and obligations of the new Common Shares are the same as those of the Common Shares currently issued.
8. Capital Increase Plan: to fulfill operating capital needs and domestic reinvestment.
9. Stock Verification Institute: the Grand Commercial Bank, Department of Trust.
10. Such newly issued stock will be printed within 30 days upon approval by related government authorities and shareholders will be notified.

C. The commencing date is set to be Aug. 23, 2002 for cash dividend distribution and new share distribution from capitalization. All stock transfer and ownership registration will be halt within 5 days before the delivery date (i.e. between Aug. 19, 2002 and Aug. 23, 2002) by law. Whoever needs to register the stock ownership, please do so before 5 p.m., August 16, 2002 (register by mail will be verified by dated postmark) with the professional staff in our stock agent, the Department of Stock Transfer Agent in President Securities Corporation (B1F, No.8 Tung-Shing Road, Sung-Shan Area, Taipei 105, TAIWAN, ROC), in order to obtain distributed dividend.

D. Cash dividends will be distributed from September 12, 2002.

F. The Balance Sheet, Statement of Income, Statement of Earning Distribution, Statement of Stock Holder's Equity, Statements of Cash Flows, which are for Year 1999, 2000, and 2001, are audited by the Certified Public Account PricewaterhouseCoopers, are publicly announced and attached as followings. (Note: In case of any misstatement in such financial statements, the Company and corresponding Certified Public Account will be responsible).

UNI-PRESIDENT ENTERPRISES CORP.

BALANCE SHEET

EXPRESSED IN THOUSANDS NTD

ITEMS	2001/12/31	2000/12/31	1999/12/31
Current Assets	9,516,253	6,937,566	6,715,691
Long-term Investments	45,740,485	46,632,972	40,128,952
Property, Plant and Equipment	14,528,137	14,955,362	13,570,517
Intangible Assets	413,844	—	—
Other Assets	1,964,309	2,275,756	1,758,004
TOTAL ASSETS	72,163,028	70,801,656	62,173,164
Current Liabilities	6,151,517	6,250,770	6,546,855
Long-term liabilities and Other Reserve	23,132,069	23,343,886	14,754,750
Other liabilities	596,311	154,030	907,099
TOTAL LIABILITIES	29,879,897	29,748,686	22,208,704
Common Stock	33,476,572	31,581,671	29,242,288
Capital reserve and Retained earnings	8,806,559	9,471,299	10,722,172
TOTAL STOCKHOLDERS' EQUITY	42,283,131	41,052,970	39,964,460
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	72,163,028	70,801,656	62,173,164

STATEMENT OF INCOME

EXPRESSED IN THOUSANDS NTD

ITEMS	2001	2000	1999
Operating Revenues	33,348,556	32,159,019	30,022,143
Operating Costs	(24,568,492)	(22,700,687)	(21,298,944)
Gross Profit	8,780,064	9,458,332	8,723,199
Operating Expenses	(8,617,790)	(9,102,442)	(8,259,221)
Operating Income(Loss)	162,274	355,890	463,978
Other Income(Loss)	2,878,612	2,893,836	2,900,325
Income Before Income Taxes	3,040,886	3,249,726	3,364,303
Income Tax Benefits (Expenses)	(27,126)	135,469	162,147
Net Income	3,013,760	3,385,195	3,526,450

STATEMENT OF EARNINGS DISTRIBUTION

EXPRESSED IN THOUSANDS NTD

ITEMS	2001	2000	1999
Net Income：	3,013,760	3,385,195	3,526,450
Deduct：Gain on disposal of property, plant and equipment transferred to capital reserve	—	(12,441)	(11,402)
Gain on disposal of property, plant and equipment by subsidiaries transferred to capital reserve	(1,315)	(15,021)	(5,818)
Adjustment of unappropriated earnings due to the Company's disproportionate subscription to the subsidiaries' issuance if new shares	—	—	(76,312)
Add：Adjustment of capital reserve due to the disposal of subsidiaries' stock	5,126	27,683	11,167
Reverse of special reserve	186,467	242,267	—
Unappropriated retained earnings, beginning of year	481,681	1,198,179	3,275,288
Available for distribution	3,685,719	4,825,862	6,719,373
Distribution of net income:			
Appropriation of legal reserve	(301,757)	(338,542)	(344,408)
Appropriation of special earnings reserve	—	(102,328)	(494,561)
Directors' and Supervisors' Remuneration	(54,779)	(58,891)	(60,214)
Employees' bonuses	(164,337)	(117,782)	(60,214)
Issuance of stock dividends	(1,002,596)	(1,831,738)	(2,222,414)
Issuance of cash dividends	(2,005,192)	(1,894,900)	(2,339,383)
Unappropriated retained earnings, end of year	157,058	481,681	1,198,179

STATEMENT OF STOCKHOLDERS' EQUITY

EXPRESSED IN THOUSANDS NTD

ITEMS	2001	2000	1999
Common Stock	33,476,572	31,581,671	29,242,288
Capital reserve	903,054	869,341	963,344
Legal reserve	4,216,966	3,878,424	3,534,016
Special earnings reserve	354,622	494,561	—
Unappropriated retained earnings	3,499,252	4,583,595	6,719,373
Unrealized loss on long-term investments	(122,359)	(92,663)	—
Cumulative translation adjustment	59,364	(252,294)	(494,561)
Unrecognized pension cost	(8,616)	—	—
Treasury Stock	(95,724)	(9,665)	—
TOTAL	42,283,131	41,052,970	39,964,460

STATEMENT OF CASH FLOWS

EXPRESSED IN THOUSANDS NTD

ITEMS	2001	2000	1999
Net cash provided by operating activities	1,994,012	2,003,531	1,341,177
Net cash provided by (used for) investing activities	1,291,038	(7,619,594)	(5,782,537)
Net cash provided by (used for) financing activities	(3,294,669)	5,618,631	4,442,254
Effect Of Foreign Exchange Rate Changes on Cash	5,419	(1,816)	1,629
Net Increase(decrease) In Cash And Cash Equivalent	(4,200)	752	2,523
Cash And Cash Equivalent, Beginning Of Year	113,920	113,168	110,645
Cash And Cash Equivalent, End Of Year	109,720	113,920	113,168